Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

Xactly Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

98386L101

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98386L101

(1)	Names of reporting persons: Key Principal Partners Corp.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization: Ohio
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 2,324,163
(7) Sole dispositive power 0
(8) Shared dispositive power 2,324,163
(9)	Aggregate amount beneficially owned by each reporting person: 2,324,163
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)

Percent of class represented by amount in Row (9):

7.96% (Based on 29,184,462 shares of the issuer’s common stock outstanding as of November 30, 2015, as reported in the issuer’s Form 10-Q for the quarter ended October 31, 2015

(12)	Type of reporting person (see instructions): CO

Item 1(a) Name of issuer: Xactly Corporation

Item 1(b) Address of issuer’s principal executive offices: 300 Park Avenue, Suite 1700, San Jose, California 95110

2(a) Name of person filing: Key Principal Partners Corp.

2(b) Address or principal business office or, if none, residence: 127 Public Square, Cleveland, OH 44114

2(c) Citizenship: Ohio

2(d) Title of class of securities: Common Stock

2(e) CUSIP No.: 98386L101

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Not applicable - This statement is being filed pursuant to Rule 13d-1(d).

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 2,324,163 shares of common stock.

(b) Percent of class: 7.96% (Based on 29,184,462 shares of the issuer’s common stock outstanding as of November 30, 2015, as reported in the issuer’s Form 10-Q for the quarter ended October 31, 2015.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote—0.

(ii) Shared power to vote or to direct the vote – 2,324,163.

(iii) Sole power to dispose or to direct the disposition of—0.

(iv) Shared power to dispose or to direct the disposition of – 2,324,163.

All of the common shares shown above as beneficially owned by Key Principal Partners Corp. are held of record by Key Venture Partners II LLC (“KVP”). The managing member of KVP is KVP Management Group II LLC and its sole manager is Key Principal Partners Corp., a wholly-owned subsidiary of KeyCorp, a publicly traded company. Key Principal Partners Corp., as manager of the managing member of KVP, holds shared voting and dispositive power over the shares held by KVP. The directors of Key Principal Partners Corp. are William J. Blake and Mark D. Whitham. Andrew Vollmer, Thomas Dunn, and Karl Grunawalt, as managing members of an investment committee that oversees KVP securities, also share voting and dispositive power with respect to the shares held by KVP. John P. Ward, Jr., as a managing director of KVP, also shared voting and dispositive power with respect to the shares held by KVP until December 31, 2015 but not thereafter. Each of KVP, KVP Management Group II LLC, and Key Principal Partners Corp. disclaims beneficial ownership of the securities reported on this Schedule 13G, except to the extent of any individual pecuniary interest therein.

Item 5. Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See attached Appendix A.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications

Not applicable - This statement is being filed pursuant to Rule 13d-1(d).

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2016

By:	/s/ William J. Blake
William J. Blake
Director and Secretary of Key Principal Partners Corp.

Appendix A

Key Venture Partners II LLC

KVP Management Group II LLC – managing member of Key Venture Partners II LLC